STATEMENT OF FINANCIAL CONDITION

AEC Transaction Services LLC

As of December 31, 2025
With Report of Independent Registered Public Accounting Firm

Filed pursuant to SEC Rule 17a-5(3)(3) as PUBLIC document

AEC Transaction Services LLC

Statement of Financial Condition

December 31, 2025

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71142

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEC Transaction Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 West 44th Street, Suite 815
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rosalba Ragusa	917.547.1689	rragua@aecadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyler Albright_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEC Transaction Services LLC_____, as of December 31,_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

DocuSigned by:

73FB83584884498...

Title: _____

Managing Partner

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Members of AEC Transaction Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AEC Transaction Services LLC as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AEC Transaction Services LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AEC Transaction Services LLC’s management. Our responsibility is to express an opinion on AEC Transaction Services LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to AEC Transaction Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as AEC Transaction Services LLC’s auditor since 2023.
Dallas, Texas
March 16, 2026

AEC Transaction Services LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$ 2,538,387
Accounts receivable	166,097
Operating lease right of use asset	1,282,929
Prepaid expenses	56,868
Other	28,213
Total assets	$ 4,072,494

Liabilities and Members' Equity

Payables to:	
Affiliate	$ 526,083
Accounts payable and accrued expenses	242,478
Deferred revenue	30,500
Operating lease liability	1,290,477
Total liabilities	2,089,538
Members' equity	1,982,956
Total liabilities and members' equity	$ 4,072,494

See accompanying notes.

AEC Transaction Services LLC

Notes to Statement of Financial Condition

December 31, 2025

1. Organization

AEC Transaction Services LLC (the "Company"), a Delaware limited liability company, was formed on June 9, 2023. The Company is directly owned by AEC Luna LLC ("AEC Luna") and AEC Marley LLC ("AEC Marley"). AEC Luna is wholly owned by AEC Group Holdings LLC, and AEC Marley is directly owned by the Company's four principals. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates as a broker-dealer engaged in two primary lines of business:

- Advisory services related to mergers, acquisitions, divestitures, and other business combination transactions; and
- Private placement transactions.

The Company provides advisory services to small, medium, and large companies, with a particular focus on firms operating in the architecture, engineering, and consulting ("AEC") industry. In June 2025, the Company received approval to participate in private placements of securities under Rule 506(b) of Regulation D offerings. These activities are focused primarily within the AEC industry, including architecture, engineering, and consulting firms.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. Summary of Significant Accounting Policies

a) *Basis of Financial Statement Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) *Allowance for Credit Losses*

The Financial Accounting Standards Board ("FASB") ASC 326, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments,* requires entities to apply the current expected loss methodology in measuring expected credit losses on financial assets measured at amortized cost, such as cash and accounts receivable. The CECL model requires

2. Summary of Significant Accounting Policies (continued)

b) *Allowance for Credit Losses (continued)*

recognition of lifetime expected credit losses upon origination or acquisition of a financial asset, with estimates updated each reporting period to reflect changes in credit risk, current conditions, and reasonable and supportable forecasts.

The Company's accounts receivable arises from its merger and acquisition advisory services. The Company provides advisory services to established clients, which are predominantly private corporations. Success fees are contractually defined in executed engagement agreements and are generally earned upon the successful completion of a transaction. As such, receivables typically represent amounts due upon closing and are short-term in nature.

In evaluating expected credit losses, management considered historical collection experience, the creditworthiness and financial condition of its clients, the contractual structure of its arrangements, the short-term nature of its receivables, current economic conditions, and reasonable and supportable forecasts. The Company has no history of material write-offs related to advisory success fees. Management also considered client concentration at year-end and subsequent cash receipts. Based on this assessment, management concluded that the risk of credit loss is remote, and that any potentially expected credit losses would be immaterial. Accordingly, no allowance for credit losses was recorded on advisory success fee receivables as of December 31, 2025.

The Company maintains its cash balances with a single financial institution that is insured by the Federal Deposit Insurance Corporation (FDIC) and is included in the S&P 500 Index. Although cash balances may at times exceed federally insured limits, management monitors the financial stability and credit quality of the institution. The Company has no history of restricted access to, or loss of funds held at this bank. Based on these considerations, management determined that the risk of loss is remote and that no allowance for expected credit losses was required for cash balances as of December 31, 2025.

c) *Use of Estimates*

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

d) *Segment Reporting*

The Company operates as a broker-dealer engaged in two primary lines of business: mergers and acquisitions advisory services and private placement transactions. The Company has designated one of its Principals as its Chief Operating Decision Maker ("CODM").

The CODM evaluates the Company's financial performance and allocates resources based primarily on net income, which is used in the budgeting and forecasting process and to assess overall operating results. In addition, the CODM monitors excess net capital to support operational decision-making and to ensure compliance with regulatory capital requirements. Although excess net capital is not a measure of profit or loss, it is considered in evaluating capital adequacy and in determining whether to reinvest earnings into the business or to distribute earnings to members.

The Company has determined that its operations represent a single operating segment and, accordingly, a single reportable segment, as the CODM reviews financial information and manages business activities on a consolidated basis. The accounting policies used to measure segment profit or loss are consistent with those described in the summary of significant accounting policies. Segment financial information is the same as that presented in the accompanying financial statements.

e) *Revenue Recognition*

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Topic 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations, and (e) recognize revenue when (or as) the entity satisfies each performance obligation.

The Company enters into agreements with customers to provide merger and acquisition advisory services. These agreements generally include a combination of initial fees, monthly fees, milestone fees, and/or contingent success fees. Significant judgment is required in determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices when multiple performance obligations exist; when to recognize revenue based on the measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on the successful closing of a transaction apply.

2. Summary of Significant Accounting Policies (continued)

e) *Revenue Recognition (continued)*

The compensation structures of the success fees are defined in the contracts and the Company's performance obligations are satisfied and the fees are generally paid to the Company upon the successful closing of a transaction. Success fees are generally variable in nature. The estimate of variable consideration is constrained in accordance with paragraphs 606-10-32-11 through 32-13 of ASU 2014-09 due to the uncertainty associated with such amounts. The determination of variable consideration considers factors outside the Company's control, including resolution of uncertainties over an extended period, potential price concessions, changes in the deal terms prior to closing, termination of deals prior to closing, and other scenarios affecting the ultimate amount of consideration. Revenue is recognized when the Company has satisfied its performance obligations and has a right to invoice under the terms of the contract.

f) *Leases*

The Company leases corporate office space under non-cancelable leases. At lease inception, management assesses whether a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, in accordance with ASC 842. Control is defined as the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management reassesses this determination only if the terms or conditions of the contract are modified.

The Company's office leases are classified as operating leases. At lease commencement, a right-of-use ("ROU") asset and a corresponding lease liability are recognized on the statement of financial condition. The ROU asset represents the Company's right to use the leased asset over the lease term, while the lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are measured at the present value of lease payments over the lease term. The Company uses the lease's implicit rate when readily determinable; however, because the implicit rate is not provided in its leases, management applies its incremental borrowing rate at the commencement date. The ROU asset includes any lease payments made at or before commencement and excludes any lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease agreements may include options to extend or terminate the lease. These options are included in the lease term when management determines it is reasonably certain they will be exercised. The office leases also include provisions for variable rent payments, which are periodically adjusted for inflation. The eases do not contain any material residual value guarantees. The Company does not currently have any finance leases.

2. Summary of Significant Accounting Policies (continued)

g) Income Taxes

The Company is treated as a partnership for U.S. federal income tax purposes and, accordingly, is not subject to U.S. federal income tax. As a result, the Company's net taxable income is allocated to its members, AEC Luna LLC and AEC Marley LLC, even if such income is not actually distributed.

Effective for tax years beginning after January 1, 2018, the Bipartisan Budget Act of 2015 ("BBA") established a centralized federal audit regime applicable to partnerships. Under these rules, adjustments resulting from an IRS audit are generally assessed at the partnership level, which could result in the partnership being liable for taxes, interest, and penalties. The partnership may elect to "push out" adjustments to its partners, subject to specific regulatory requirements. The Company has evaluated these rules and, where applicable, may take actions to mitigate potential tax liabilities, including making elections permitted under the BBA. As of December 31, 2025, the Company has not received any IRS audit notices and has not recorded any liabilities related to potential tax adjustments under this regime. The Company continues to monitor developments related to the BBA and its potential impact on future tax positions.

The Company is also treated as a partnership for state and local income tax purposes and files returns in jurisdictions where it is considered to have nexus. Currently, the Company files state and local income tax returns in New York, New York City (NYC), and New Jersey, and is subject to the NYC Unincorporated Business Tax in accordance with applicable law.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes." Under ASC 740, the Company evaluates the likelihood that a tax position will be sustained upon examination based on its technical merits, facts, circumstances, and available information at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information becomes available or when an event requires a change. As of December 31, 2025, the Company believes there are no uncertain tax positions that require recognition or disclosure in the financial statements.

h) Other

The U.S. dollar ($) is the functional currency of the Company.

3. Cash

As of December 31, 2025, the Company's cash on deposit at a single financial institution totaled $2,538,387. The account is held at a bank that is insured by the Federal Deposit Insurance Corporation (FDIC). At times, the cash balance may exceed the FDIC insurance limits. As of December 31, 2025, $2,288,387 of the Company's cash balance was in excess of the FDIC insurance coverage.

4. Related-party Transactions

Office and Administrative Service Agreement

The Company has entered into an administrative services agreement with an affiliated entity under common control (the "Service Affiliate"), pursuant to which the Service Affiliate provides management and back-office support services to the Company. Such services include, but are not limited to, administration of the Company's business operations, information systems support, cash management assistance, human resources support, bookkeeping, recordkeeping, and other clerical services. In addition, the Service Affiliate provides office space, office equipment and supplies, and facilitates payroll processing, insurance, and employee benefit administration.

The agreement has an initial term of one year and automatically renews for successive one-year periods unless either party provides thirty (30) days' written notice of termination.

Expense Sharing Agreement

The Company has also entered into an expense sharing agreement with its affiliate, AEC Advisors LLC (the "Affiliate"), which governs the allocation of certain shared operating expenses between the Company and the Affiliate. Shared expenses may include rent for office space, payroll, bonuses and employee benefits for shared personnel, advertising, utilities, travel, and other general and administrative expenses. Expenses are allocated based on actual costs incurred and are distributed using allocation methodologies intended to reasonably reflect the Company's proportionate share of the related expenses. The arrangement is intended solely to allocate shared costs and is not designed to generate a profit for the Affiliate.

As of December 31, 2025, the Company reported a payable of $526,083 to the Affiliate in connection with this agreement, which is reflected as Payable to affiliate in the accompanying statement of financial condition. Amounts due are settled in the normal course of business.

Common Control

The Company, AEC Luna LLC, and AEC Marley LLC are entities under common control. As a result, the Company's financial position and results of operations may differ from those that would have been achieved if the Company had operated as an unaffiliated entity.

Notes to Statement of Financial Condition (continued)

5. Net Capital and Other Regulatory Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Net Capital Rule"), which establishes uniform net capital requirements for broker-dealers.

The Company has elected the basic method permitted under Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15-to-1. In addition, equity capital may not be withdrawn, nor cash dividends paid, if the resulting aggregate indebtedness to net capital ratio would exceed 10-to-1. At December 31, 2025, the Company had net capital of $1,731,777, which exceeded its minimum net capital requirement of $53,774 by $1,678,003. With aggregate indebtedness of $806,610, the Company's ratio of aggregate indebtedness to net capital was approximately .47-to-1 as of that date.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's members. Periodic contributions and/or distributions approved by the members may be made in order to enable the members to effectively manage the Company.

6. Credit and Concentration Risk

The Company engages in merger and acquisition activities with companies throughout the United States and Canada. The Company may be exposed to credit risk if counterparties fail to fulfill their obligations related to initial, monthly, or milestone fees. The level of risk depends on the creditworthiness of the counterparty, which the Company evaluates by reviewing financial statements and other relevant information.

Credit risk associated with contingent success fees is generally low, as these fees are typically payable at the closing of a transaction based on the consideration received in the deal. Success fees usually represent a relatively small percentage of the total transaction consideration and are paid to the Company simultaneously with the closing, when funds are transferred from the buyer to the seller. For the year ended December 31, 2025, 55% of the Company's success fees were from three customers.

7. Contingencies

In the ordinary course of conducting its business, the Company may be subjected to various claims and legal proceedings. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. Office Lease

On November 20, 2023, the Company entered into a lease agreement for office space with an affiliate under common control, pursuant to which the Company and the affiliated entity are collectively, jointly, and severally liable as lessees. The lease has an initial noncancelable term in excess of one year. During 2025, the Company and its affiliate entered into an amendment to lease additional office space adjacent to the original premises. The lease agreement does not include termination options for either party or restrictive financial or other covenants.

Payments due under the lease include fixed payments as well as variable payments. Variable lease payments consist primarily of the Company's proportionate share of building operating expenses, including property taxes, insurance, and common area maintenance. These variable payments are not included in the measurement of the lease liability and are recognized as lease expense in the period in which the obligation for those payments is incurred. Pursuant to the terms of the arrangement with the affiliated entity, the Company is responsible for 50% of the total lease costs associated with the premises, including fixed rent and applicable variable operating expenses. Lease payments and related expenses are allocated between the Company and the affiliate based on this agreed-upon percentage, which management believes reasonably reflects the Company's proportionate use of the leased space. The Company's recorded lease liability reflects only its proportionate share of the obligation.

The following summarizes the line items in the statement of financial condition which includes amounts for the office space lease as of December 31, 2025:

Operating Lease	
Operating right-of-use-asset	$1,282,929
Operating lease liability	$1,290,477

The discount rate used on the operating lease was 6%. The remaining lease term is 84 months.

Maturities of lease liabilities under operating leases as of December 31, 2025, are as follows:

Year Ending December 31:	
2026	$ 195,438
2027	200,812
2028	205,144
2029	210,785
2030	216,582
2031	222,538
2032	228,658
Total undiscounted lease payments	$1,479,957
Less interest	(189,480)
Present value of lease liability	$1,290,477

9.   Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.
.

10. Defined Contribution Plan

The Affiliate maintains a 401(k) defined contribution plan covering all eligible employees. The Company has a Service Level Agreement ("SLA") with its Affiliate, which governs the allocation of the 401(k) defined contribution plan. Participants are permitted, within limitations imposed by tax law, to make pre- and post-tax contributions to the plan. The Company's contributions to the plan are based on employee contributions and compensation.

11. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2025, and through March 16, 2026, the date the report was available to be issued. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.